FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period September 28, 2005

SANPAOLO IMI S.p.A.

 (Exact name of registrant as specified in its charter)

Piazza San Carlo 156

10121 Turin, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

PRESS RELEASE

SANPAOLO IMI Group: interim results to 30 June 2005 prepared according to the new international accounting principles of IAS/IFRS approved

Net income: 894 million euro (+41.7% on 2004)

Current operating income: 1,415 million euro (+35.1% on 2004)

RoE annualised: 14.7% (11% in 2004)

Cost/income ratio down to 57.7% (61.3% in 2004)

Transition to IAS/IFRS confirms the Group’s capital strength

Profit margins and volumes up on the same period of 2004 according to IAS/IFRS principles:

•      Gross operating income was 4,021 million euro (+3.8%), thanks to positive development in all areas: net interest income rose to 1,908 million euro (+2%), net commissions were 1,613 million euro (+0.8%), insurance business rose to 182 million euro (+11%).

There was a considerable acceleration above all in the second quarter (+18% on the first), thanks to greater revenues of 337 million euro, due to recovery in operations

•      Net operating income rose to 3,789 million euro (+9.6%), benefiting from a reduction in value adjustments to loans (-24.7%) following further improvement in asset quality

•      Pre-tax operating profit rose to 1,415 million euro (+35%), thanks above all to operating cost containment. The cost/income ratio improved (57.7% against 61.3% in the first six months of 2004)

•      Loans to customers rose by 4.9% against the end of December 2004 with further improvements in asset quality

•      Financial assets of customers grew from the beginning of the year (+4.4%) ; the positive trend in asset management (+4.9%), in assets under administration (+7.8%) and direct deposits (+1.5%) continued

•      Technical reserves and financial liabilities rose +10.1%. The Embedded Value was 2,551 million euro (2,433 million euro at December 2004), with new added value, also taking account of dividends distributed and income generated in other Group companies, of 257 million euro.

The transition to IAS/IFRS accounting principles, with an increase in net shareholders’ equity of 259 million euro, confirms the Group’s capital strength, based above all on the high quality of the loan portfolio.

Turin, 28 September 2005 – The Board of Directors of SANPAOLO IMI today approved the results of the Group for the first half of 2005, prepared according to the new international accounting principles of IAS/IFRS. The consolidated results show a positive development in the main income margins compared to the corrisponding period of 2004.

In the course of the first six months of the year, the Group achieved a decisive improvement in total operating income (+3.8%) to 4,021 million euro, thanks to the increase in all areas: net interest income rose to 1,908 million euro (+2%), net commissions to 1,613 million euro (+0.8%), insurance results to 182 million euro (+11%). Net interest and other banking income rose to 3,789 million euro (+9.6%), thanks to a reduction in value adjustments. Operating income was thus 1,415 million euro (+35.1%) and benefited  from operating cost containment, as well as revenue growth.

Loan portfolio quality remained high, thanks to strict criteria in loan disbursement and prudent provisioning in all the commercial banks, as demonstrated by the total of doubtful loans, down 4.9% from the beginning of the year.

Net income was thus 894 million euro compared to 631 million in the preceding period (+41.7%): annualised RoE reached 14.7% compared to 11% in the first six months of 2004.

***

The transition to IAS/IFRS

The SANPAOLO IMI Group has prepared the Group and Parent Bank Relazione Semestrale (Interim Reports) 2005 in conformity with IAS/IFRS international accounting principle. The IAS accounting statements at 30 June 2005 for SANPAOLO IMI S.p.A. and the Group are to be read in conjunction with notes concerning the transition to the new accounting rules. As envisaged by Consob regulation, the Semestrale and other documents are subject to external audit and the results will be made public by the end of October.

The results for 2004 and 1 January 2005 will be the base for comparative data for the year to 31 December 2005. In this regard, certain data, subject to regulatory changes, may be slightly amended following approval of the half-year results and until approval of the 2005 financial statements, in line with regulatory provisions and professional suggestions from Assirevi and the approach followed by the principal competitors in Italy and abroad.

The transition to IAS/IRFS shows at 1 January 2005 a positive impact on net consolidated shareholders’ funds of 259 million euro (+271 for the banking Group alone,  -12 in the insurance sector). There was virtually no impact on the loan portfolio, because Group valuations were already in line with IAS/IFRS, with the adoption, from 1998, of the criterion of net present value for doubtful loans. The positive impact was determined by various factors including: fair value of securities and derivatives (+146 million euro), update of property and artistic assets against elimination of related provisions (+261 million euro), current value booking of liabilities (+ 110 million euro), as well as other residual factors (+ 46 million euro). No revaluation has been made on fabricates.

As a result of IAS/IFRS, also taking account of estimates in terms of IAS 32 and 39 and IFRS 4, consolidated net income for the first half of 2004 moved from 691 million euro to 631 million euro, with a negative adjustment of 60 million euro.

This difference is essentially due to:

(i)

the negative impact of the reversal of write backs in the Italian GAAP statement of income in minority shareholdings (-92 million euro), recorded in IAS in the “available for sale” portfolio against shareholders’ funds reserves;

(ii)	the reversal of goodwill amortisation in the Italian GAAP statement of income (+59 million euro) given the IAS criterion, which does not provide for systematic amortisation;

(iii)	recognition of interest on provisions for risks and charges booked at current value (-16 million euro) and other changes.

***

First half 2005 consolidated results.

Methodology.

The new principles have changed the basis of consolidation: the most important change is the full consolidation of the insurance companies, previously booked at net equity. These results, somewhat different from the banking business, have made it convenient to present in the reclassified statement of income the revenue line is a specific item to present most appropriately the income performance. Minor impacts concern the change from proportional to full consolidation of Banka Koper and the valuation at net equity of Cassa dei Risparmi di Forlì, previously proportionally consolidated.

Group total operating income was 4,021 million euro (+3.8%), thanks to positive performance in all areas.

Net interest income in the first six months of 2005 was 1,908 million euro, with an increase of 2% against the same period of 2004, and to 3.3%, excluding unusual and high volatility transactions (Banca Imi trading). The increase consolidates the trend reversal seen in the first quarter. The principal growth factor came from volumes: the average balances of interest-bearing assets showed an increase of 3.7% against the same period of 2004.

Loan to customers at the end of June 2005 amounted to 132.4 billion euro, up 4.9% from the beginning of the year, benefiting both from short-term financings (+6.7%), and medium- to long-term (+3.9%). In the latter sector, there was continued good performance in retail (2.3 billion euro in mortgages from the domestic bank networks, up 9.2% on the first half of 2004); loans for public works and infrastructure grew by 2.9% from the beginning of the year (total mortgage loans from Banca OPI at the end of the period amounted 19.4 billion euro).

Direct deposits amounted to approximately 143.9 billion euro up 1.5% from the beginning of the year.

At the end of June the Group’s domestic market share was 9.9% of total loans and 10.3% in direct deposits.

Group net commissions in the first six months of 2005 were 1,613 million euro, up 0.8% on the corresponding period of the previous year. This was the result of a generalised increase in revenues in different sectors. In particular, growth was driver in management, dealing and consultancy (+6.5%), thanks to the performance in asset management (+7.2%). Commissions from asset management represented more than 60% of the total: the increase benefited from the recovery in financial markets and is due to both the positive performance effect and customer choice for products in equity and life.

Financial assets of customers at the end of June were approximately 401 billion euro, up 4.4% from the beginning of the year.

The stock of indirect deposits was 257 billion euro, up 6.1% from the beginning of the year, through the development of the managed component and funds under administration: both benefited from high placements and positive financial market performance, reflected in total amounts. In particular, the growth in asset management (+4.9% from the beginning of the year) was determined by both net inflows from all the distribution networks, including insurance, and revaluation of assets under management. Mutual funds and fund management were 101.1 billion euro (+3.2% from the beginning of the year), against the outflow in 2004, thanks to the net inflow, which showed a growing acceleration through the whole half-year. In the first six months of the year the recovery in equity markets encouraged the repositioning towards higher value added products, such as equity and balanced funds, with a one percentage point increase in share in the six months, reaching 33.8%, while the fall in other funds continued.

The stock of asset management at the end of June was almost 152 billion euro.

The SANPAOLO IMI Group remains the leader in mutual funds with a market share of 19.3%.

Life technical reserves and financial liabilities confirmed the growth already seen in 2004 (+10.1% from the beginning of the year): life assurance represents one of the preferred forms of investment in both traditional and index- and unit-linked policies. Net inflow from the distribution networks in the first six months was 2.8 billion euro and took life technical reserves to almost 45 billion euro.

Assets under administration amounted to 105.1 billion euro (+7.8% from the beginning of the year).

Dividends and results from other financial assets and liabilities (+14.7% on an annual basis) amounted to 226 million euro. The item includes the result from financial instruments, revenues from securities for sale and dividends from minority shareholdings available for sale and the investment banking trading portfolio. The results of the first half are due to Banca IMI’s traditional business. The valuation of the derivative in the FIAT Group convertible facility had no effect in the half-year (the share price was in line with that of the end of 2004). The results of the half-year instead incorporate the fair value of the shareholding in Italenergia Bis for 4 million euro. The positive total impact related to the sale will be accounted for in the third quarter at approximately 120 million euro.

The good performance in the life sector was reflected not only in net commissions, but also in the assurance management result of Assicurazioni Internazionali di Previdenza, at 182 million euro (+11% on an annual basis). The result was due to both increases in volumes and financial management, reflected in an increase in valuation reserves in securities available for sale (141 million against 94 at the end of 2004).

The importance of the insurance sector is even more evident in terms of growth in embedded value, adding adjusted shareholders’ funds and policies in force: the value created in the first half was 118 million euro, taking embedded value to 2,551 million euro, with an added value in the period of 257 million euro.

Net operating income in the first six months was 3,789 million euro, up 9.6% on an annual basis, thanks to a reduction in net value adjustment to loans - 229 million euro (-24.7%) and other financial assets - 3 million euro (-97.3%).

Credit risk in the performing loan book was translated into general provisions of 143 million euro. The Group general reserve was 1,014 million euro, 0.8% of performing loans: this coverage level is a fair balance between the high credit quality of the loan bank and the current economic uncertainty.

From the beginning of the year net non-performing loans fell by 2.5% (1,109 million euro against 1,137 at the beginning of the year), while problem and restructured loans (1,159 million euro against 1,355 in December 2004) fell by 14.5%: coverage levels were respectively 75.5% and 31.5%.

Asset quality, thanks to selective loan disbursement prudent provisioning, remained high, and the credit risk indices of the Group thus remained at good levels: the ratios of non-performing and problem and restructured loans were 0.8% and 0.9%.

Pre-tax operating profit was 1,415 million euro (+35.1%) against June 2004, benefiting from increases in revenue and cost containment actions.

Operating costs were 2,322 million euro, down 2.2% on an annual basis: in particular, per the personnel costs (1,379 million euro) fell 1.7% thanks to rationalisation in the corporate centre and integration of the distribution networks. The reduction in personnel, through retirement incentives, including the “Fondo di Solidarietà”, allowed ordinary salary costs, including February’s renewal of the national labour contract, to be absorbed.

In the first half of 2005 retirement incentives led to an average reduction in employees of 1.2% on the first half of 2004.

Other administrative expenses were 741 million euro (-2,8% against 2004): IT expenses, which represent more than 25% of the total, fell by 9.2% on an annual basis, with the completion of the IT integration of the commercial banks.

The cost/income ratio in the first half del 2005 was 57.7%, down 3.6 percentage points against the corresponding period of 2004.

Net provisions for risks and charges were 108 million euro: the increase over the 52 million in the corresponding period of 2004 was determined by action to strengthen the management of liability risk and in the tax collection sector.

Net income, after income taxes and minorities, was thus 894 million euro (+41.7%).

The tax rate was 34.9%, less than that registered in the first half of 2004, mostly due to the end of non-deductible value adjustments in 2005 pursuant to the measures introduced for charges and revenues from shareholding investments from 2004. The first half of 2005 also benefited from lower non-deductible Irap tax costs.

At the end of June 2005 the Group’s solvency ratios, calculated in accordance with Bank of Italy regulations in force prior to IAS and in expectation of new regulations, were 7.2% (core tier 1 ratio), 7.9% (tier 1 ratio) and 11.6% (total risk ratio).

***

Consolidated results for the second quarter of 2005.

The second quarter of 2005 was distinguished by an acceleration in profits on the first quarter, in part due to structural changes related to good operating performance and in part to non-recurring events such as capital gains on loan sales and shareholdings and dividend income. There was a similar performance in operating aggregates: both customers’ financial assets and lending showed a higher growth trend 2Q/1Q on an annual basis.

Total operating income in the second quarter of 2005 well exceeded the 18% of the first quarter (1,842 million euro) at 2,179 million euro. Net interest income in the second quarter was 975 million euro, agains 933 million euro in the first. Net commissions went from 769 million euro to 844 million euro (+9.8%). Higher revenues came from a general recovery in operations, translated in growth in lending and funding, without harming spreads, with consequent impacts on net interest income and commissions. There were also good results in insurance, moving from 64 million euro to 118 million euro (+84.4%) and dividends and results from other financial assets and liabilities, from 65 to 161 million euro (+147.7%). Operating costs in the second quarter were substantially in line with the first at 1,157 million euro: the greater seasonal growth in other administrative costs and amortisation were counterbalanced by lower expense burdens in personnel mainly due to the different timelines envisaged in the national labour contract. The cost/income ratio further improved on the first quarter, falling to 53.1%

Net income in the second quarter was 561 million euro, more than 69% up on the first quarter.

The consolidated results by Business Areas for the first half of 2005.

Banking.

Banking is the “core business” of the Group and represents the point of reference for the definition, development and coordination of the commercial strategies of all the Group’s networks. The sector employs 80% of Group personnel, generated 77% of dealings and contributed 82% of consolidated income. Net of tax, net income in the first half of 2005 was 737 million euro, against 525 million in the corresponding period of 2004 (pro-forma: +40.4%). There was good performance is all main income lines, thanks to the increase in customers’ financial assets (+4.9%) and net loans to customers (+4.5%). In particular, total operating income grew by 2.6%, thanks to greater revenues in investment banking and the public sector. The increase in pre-tax operating profit (+29.7%) was due to a halving of value adjustments to loans and other financial assets and a fall in costs.

Savings and Pensions.

This sector includes the financial salesforces of Banca Fideuram and Assicurazioni Internazionali di Previdenza. Total operating income in the first half of 2005 grew by 12.3% on the same period of 2004 with increased revenues from both companies. Net commissions were 288 million euro (+7.1%) and insurance business contributed 171 million euro (+11.8%). Net income in the first half was 164 million euro (+0.1% on an annual basis). This performance reflected an increase in operating costs (+6.2%), in particular, personnel costs in both companies and Banca Fideuram’s provisions for risks and charges. Assets under management rose by 3.7%, in particular, asset management (+6.5%) and assets under administration (+4.8%).

Asset Management and International Private Banking.

Sanpaolo IMI Asset Management and its subsidiaries and Sanpaolo Bank Luxemburg contributed almost 8% to consolidated net income in the first half 2005, with a net income of 69 million euro, against 54 million in 2004 (+27.8%).

Total operating income was 136 million euro (+7.1%), thanks to the growth in net interest income (+83.3%) and commission revenues (+6.7%). The result was determined not only by strong revenue performance but also by the fall in operating costs (-11.1%). Assets under management amounted to 112.6 billion euro (+8% from the beginning of the year). annualised profitability was 135.3%, up on 2004, thanks to the increase of the contribution to Group income. Profitability was due to limited capital absorption against assets under management, placed by the Group’s bank networks, which generate sufficient revenue to remunerate the networks and cover costs. This last is also evident in the cost income ratio of 41.2% (49.6% in 2004).

***

The results are reported in detail in the statement of income and balance sheet attached, and are not audited. The audit of the Interim Results and the transition to IAS/IFRS is currently being undertaken by PricewaterhouseCoopers.

RELAZIONI ESTERNE	INVESTOR RELATIONS
Filippo Vecchio	Dean Quinn
Torino 011/555.7747 - Telefax 011/555.6489	Tel. 011/5552593
Bologna 051/6454411	Telefax 011/5552989
Napoli 081/7913419	e-mail investor.relations@sanpaoloimi.com
e-mail: infomedia@sanpaoloimi.com
(www.grupposanpaoloimi.com)

LA TRANSIZIONE AGLI IAS/IFRS PER IL GRUPPO

IMPATTO SUL PATRIMONIO NETTO CONSOLIDATO

Tab.1: Riconciliazione patrim onio netto consolidato all’1.1.2005 (1)	(milioni di euro)

PATRIMONIO
NETTO
CONSOLIDATO
GRUPPO SANPAOLO IMI	1.1.2005

- Patrimonio netto consolidato quota Gruppo	11.804
- Patrimonio netto consolidato quota terzi	176
Patrimonio netto consolidato Italian Gaap (lordo terzi)	11.980
- Crediti	-8
- Titoli	+49
- Partecipazioni di minoranza	+211
- Raccolta strutturata	-45
- Derivati e coperture	-361
- Avviamenti: sospensione dell’ammortamento	+101
- Azioni proprie	-112
- Fondi del passivo	+110
- Immobilizzazioni materiali e immateriali	+261
- Altre rettifiche	+65

Totale rettifiche di transizione sul Gruppo Bancario	+271

- Comparto assicurativo	-12

Patrimonio netto consolidato IAS/IFRS (lordo terzi)	12.239
- Patrimonio netto consolidato IAS/IFRS quota terzi	204
- Patrimonio netto consolidato IAS/IFRS quota Gruppo	12.035

(1) Le cifre riportate in tabella sono esposte al netto degli effetti fiscali.

IMPATTO SULL’UTILE NETTO CONSOLIDATO

Tab. 2: Riconciliazione utile netto consolidato prim o sem estre 2004(1) (Pro-form a)	(milioni di euro)

UTILENETTO
CONSOLIDATO
Pro - forma
prim o sem estre
GRUPPO SANPAOLO IMI	2004
- Utile netto consolidato quota Gruppo	691
- Utile netto consolidato quota terzi	35
Utile netto consolidato Italian Gaap (lordo terzi)	726
- Interessi passivi da attualizzazione dei fondi rischi ed oneri	-16
- Perdite da riacquisto di passività finanziarie	-16
- Rettifiche di valore su immobilizzazioni immateriali	+59
- Utili (perdite) società valutate al patrimonio netto	+13
- Riprese di valore su partecipazioni di minoranza	-96
- Altro	+9

Totale rettifiche di transizione sul Gruppo Bancario	-47

- Comparto assicurativo	-18

Utile netto consolidato IAS/IFRS prim o sem estre 2004 (lordo terzi)	661
- Utile netto consolidato quota terzi	30
- Utile netto consolidato quota Gruppo	631

(1) Le cifre riportate in tabella sono esposte al netto degli effetti fiscali e non prefigurano l’impatto complessivo sui singoli margini economici interessati dalle riconciliazioni, poiché in tale contesto non si è tenuto conto delle riclassifiche tra voci dovute all’applicazione dei nuovi principi contabili.

RECLASSIFIED CONSOLIDATED STATEMENT OF INCOME (1)

			Change
		First quarter	First quarter 2005 /
	First quarter	2004	First quarter 2004
	2005	pro-forma (2)	pro-forma (%)
	(€/mil)	(€/mil)
A. Net interest income	1.908	1.871	+2,0
B. Net commissions	1.613	1.600	+0,8
C. Income from credit disposals, assets held to maturity and repurchase of financial liabilities	17	2	n.s.
D. Dividends and income from other financial assets and liabilities	226	197	+14,7
E. Profits (losses) on equity shareholdings	75	38	+97,4
F. Income from insurance business	182	164	+11,0
TOTAL OPERATING INCOME	4.021	3.872	+3,8
G. Net adjustments to loans	-229	-304	-24,7
H. Net adjustments to other financial assets	-3	-112	-97,3
NET OPERATING INCOME	3.789	3.456	+9,6
I. Personnel costs	-1.379	-1.403	-1,7
L. Other administrative costs	-741	-762	-2,8
M.Net adjustments to tangible and intangible assets	-202	-210	-3,8
- Operating costs	-2.322	-2.375	-2,2
N. Other net income/expenses	43	18	+138,9
O. Impairment of goodwill	—	—	—
P. Profit (losses) from disposals of investments	13	—	n.s.
Q. Net provisions for other risks and charges	-108	-52	+107,7
PRE-TAX OPERATING PROFIT	1.415	1.047	+35,1
R. Taxes for the period	-494	-444	+11,3
S. Profit (losses) on discountinued operations	—	55	n.s.
T. Profit attributable to minority interestsUtile di pertinenza terzi	-27	-27	—
NET PROFIT	894	631	+41,7

RECLASSIFIED CONSOLIDATED BALANCE SHEET

		31/12/2004	Change 30/6/05 -
	30/6/2005	(1)	30/6/04
	(€/mil)	(€/mil)	(%)
ASSETS
A. Cash and liquidity	1.016	1.364	-25,5
B. Financial assets (other than loans and assets held to maturity)	91.190	78.230	+16,6

C. Financial assets held to maturity	1.660	1.818	-8,7
D. Credits due from banks	26.165	24.908	+5,0
E. Loans to customers	132.443	126.280	+4,9
F. Dealing securities	855	1.569	-45,5
G. Value adjustment of financial assets	—	—	—
H. Shareholdings	796	839	-5,1
I. Reinsurance technical reservees	23	25	-8,0
L. Intangible assets	2.248	2.328	-3,4
M. Goodwill	762	766	-0,5
N. Other intangible assets	259	289	-10,4
O. Tax assets	3.299	3.970	-16,9
P. Non-current assets and others due for sale	—	—	—
Q. Other assets	6.910	6.186	+11,7
Total assets	267.626	248.572	+7,7

LIABILITIES AND NET CAPITAL
A. Payables due to banks	39.963	28.293	+41,2
B. Payables due to customers	92.436	88.735	+4,2
C. Securities	51.496	53.061	-2,9
D. Financial assets for trading	11.685	11.270	+3,7
E. Financial assets at fair value	21.672	19.255	+12,6
F. Hedging derivatives	874	1.941	-55,0
G. Value adjustment of financial liabilities	34	18	+88,9
H. Tax liabilities	1.261	1.287	-2,0
I. Liabilities related to activities due for sale	—	—	—
L. Other liabilities	11.378	9.790	+16,2
M. Reserves for risks and charges	2.627	2.700	-2,7
N. Technical reserves	21.709	19.983	+8,6
O. Minority interest	196	204	-3,9
P. Group shareholders’ equity	12.295	12.035	+2,2
Total liabilities	267.626	248.572	+7,7

Tab.5: Evoluzione trimestrale del conto economico consolidato (*)

					Var.%
		Primo	Secondo	Primo	2° trim /
		trimestre 2005	trimestre 2005	semestre 2005	1° trim
A.	Margine di interesse	933	975	1.908	4,5%
B.	Commissioni nette	769	844	1.613	9,8%
C.	Risultato da cessione di crediti e attività finanziarie detenute fino a scadenza e riacquisto di passività finanziarie	—	17	17	n.s.
D.	Dividendi e risultati altre attività e passività finanziarie	65	161	226	147,7%
E.	Utili (perdite) delle partecipazioni	11	64	75	n.s.
F.	Risultato della gestione assicurativa	64	118	182	84,4%
-	Margine di intermediazione lordo	1.842	2.179	4.021	18,3%
-	Margine di intermediazione netto	1.754	2.035	3.789	16,0%
-	Spese di funzionamento	-1.165	-1.157	-2.322	0,7%
-	Altro	-17	-35	-52	-105,9%
-	Utile (perdita) op. corrente al lordo imposte	572	843	1.415	47,4%
-	Utile netto	333	561	894	68,5%

PRINCIPALI DATI CHE SINTETIZZANO L’EVOLUZIONE DEI SETTORI DI ATTIVITA’

			Asset
			Management e
	Attività	Risparmio e	International	Funzioni	Totale
	Bancaria	Previdenza	Private Banking	Centrali	Gruppo
MARGINE DI INTERMEDIAZIONE LORDO (€/mil)
Primo semestre 2005	3.191	512	136	182	4.021
Primo semestre 2004	3.110	456	127	179	3.872
Variazione primo semestre 2005 / Primo semestre 2004 (%)	+2,6	+12,3	+7,1	+1,7	+3,8
UTILE (PERDITA) DELL’OPERATIVITA’ CORRENTE (€/mil)
Primo semestre 2005	1.213	251	84	-133	1.415
Primo semestre 2004	935	232	67	–187	1.047
Variazione primo semestre 2005 / Primo semestre 2004 (%)	+29,7	+8,2	+25,4	-28,9	+35,1
UTILE NETTO (€/mil)
Primo semestre 2005	737	164	69	-76	894
Primo semestre 2004	525	149	54	-97	631
Variazione primo semestre 2005 / Primo semestre 2004 (%)	+40,4	+10,1	+27,8	-21,6	+41,7
TOTALE ATTIVITA’ FRUTTIFERE (€/mil)
30/6/2005	173.022	5.701	5.114	27.640	211.477
31/12/2004	155.820	5.063	4.549	31.299	196.731
Variazione 30/6/2005 - 31/12/2004 (%)	+11,0	+12,6	+12,4	-11,7	+7,5
TOTALE PASSIVITA’ ONEROSE (€/mil)
30/6/2005	153.251	4.972	5.504	39.956	203.683
31/12/2004	139.920	4.312	5.554	40.946	190.732
Variazione 30/6/2005 - 31/12/2004 (%)	+9,5	+15,3	-0,9	-2,4	+6,8
CAPITALE ALLOCATO MEDIO (€/mil)
Primo semestre 2005	8.088	1.324	102	2.651	12.165
Primo semestre 2004	8.246	1.229	94	1.878	11.447
Variazione primo semestre 2005 / Primo semestre 2004 (%)	-1,9	+7,7	+8,5	+41,2	+6,3
REDDITIVITA’ ANNUALIZZATA (%)
Primo semestre 2005	18,2	24,8	135,3	n.s.	14,7
Primo semestre 2004	12,7	24,2	114,9	n.s.	11,0
PERSONALE
30/6/2005	35.005	2.287	596	5.740	43.628
31/12/2004	34.907	2.213	613	5.708	43.441
Variazione 30/6/2005 - 31/12/2004 (%)	+0,3	+3,3	-2,8	+0,6	+0,4

CONTO ECONOMICO RICLASSIFICATO DEL GRUPPO SANPAOLO IMI - IT GAAP

			Variazione
			Primo semestre
	Primo semestre	Primo semestre	2005 / Primo	Esercizio
	2005	2004	semestre 2004	2004
	(€/mil)	(€/mil)	(%)	(€/mil)
MARGINE DI INTERESSE	1.794	1.811	-0,9	3.569
Commissioni nette e altri proventi netti da intermediazione	1.678	1.602	+4,7	3.240
Profitti e perdite da operazioni finanziarie e dividendi su azioni	254	195	+30,3	432
Utili di società valutate al pat. netto e dividendi su partecipazioni	166	191	-13,1	351
MARGINE DI INTERMEDIAZIONE	3.892	3.799	+2,4	7.592
Spese amministrative	-2.229	-2.258	-1,3	-4.565
- spese per il personale	-1.353	-1.388	-2,5	-2.803
- altre spese amministrative	-719	-738	-2,6	-1.510
- imposte indirette e tasse	-157	-132	+18,9	-252
Altri proventi netti	193	159	+21,4	320
Rettifiche di valore su immobilizzazioni materiali e immateriali	-199	-207	-3,9	-457
RISULTATO DI GESTIONE	1.657	1.493	+11,0	2.890
Rettifiche di valore su avviamenti, differenze di fusione e di consolidamento	-64	-72	-11,1	-199
Accantonamenti e rettifiche nette su crediti ed immobilizzazioni Finanziarie	-263	-365	-27,9	-738
- accantonamenti per rischi ed oneri	-107	-78	+37,2	-231
- rettifiche nette di valore su crediti e per garanzie ed impegni	-197	-267	-26,2	-525
- rettifiche nette di valore su immobilizzazioni finanziarie	41	-20	n.s.	18
UTILE ORDINARIO	1.330	1.056	+25,9	1.953
Proventi/oneri straordinari netti	65	72	-9,7	148
UTILE LORDO	1.395	1.128	+23,7	2.101
Imposte sul reddito del periodo	-454	-402	+12,9	-658
Variazione fondo per rischi bancari generali	-	-	n.s.	-2
Utile di pertinenza di terzi	-29	-35	-17,1	-48
UTILE NETTO	912	691	+32,0	1.393

CONTO ECONOMICO RICLASSIFICATO DEL GRUPPO SANPAOLO IMI

FLUSSI TRIMESTRALI -IT GAAP

	Esercizio 2005		Esercizio 2004
	Secondo	Primo	Quarto	Terzo	Secondo	Primo	Media
	trimestre	trimestre	trimestre	trimestre	trimestre	trimestre	trimestri
	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)
MARGINE DI INTERESSE	915	879	867	891	907	904	892
Commissioni nette e altri proventi netti da intermediazione	899	779	844	794	817	785	810
Profitti e perdite da operazioni finanziarie e dividendi su azioni	123	131	175	62	114	81	108
Utili di società valutate al patrimonio netto e dividendi su partecipazioni (1)	113	53	76	84	102	89	88
MARGINE DI INTERMEDIAZIONE	2.050	1.842	1.962	1.831	1.940	1.859	1.898
Spese amministrative	-1.114	-1.115	-1.192	-1.115	-1.143	-1.115	-1.141
- spese per il personale	-662	-691	-729	-686	-695	-693	-701
- altre spese amministrative	-369	-350	-409	-363	-380	-358	-378
- imposte indirette e tasse	-83	-74	-54	-66	-68	-64	-63
Altri proventi netti	106	87	89	72	83	76	80
Rettifiche di valore su immobilizzazioni materiali e immateriali
	-101	-98	-138	-112	-107	-100	-114
RISULTATO DI GESTIONE	941	716	721	676	773	720	723
Rettifiche di valore su avviamenti, differenze di fusione e di consolidamento	-30	-34	-91	-36	-37	-35	-50
Accantonamenti e rettifiche nette su crediti ed immobilizzazioni finanziarie	-149	-114	-195	-178	-215	-150	-184
- accantonamenti per rischi ed oneri	-78	-29	-122	-31	-51	-27	-58
- rettifiche nette di valore su crediti e accantonamenti per garanzie ed impegni	-111	-86	-155	-103	-137	-130	-131
- rettifiche nette di valore su immobilizzazioni finanziarie	40	1	82	-44	-27	7	5
UTILE ORDINARIO	762	568	435	462	521	535	488
Proventi/oneri straordinari netti	62	3	76	-	13	59	37
UTILE LORDO	824	571	511	462	534	594	525
Imposte sul reddito del periodo (1)	-236	-218	-75	-181	-212	-190	-165

Variazione fondo per rischi bancari generali	-	-	-2	-	-	-	-1

Utile di pertinenza di terzi	-13	-16	2	-15	-17	-18	-12
UTILE NETTO	575	337	436	266	305	386	347

SANPAOLO IMI SPA

CONTO ECONOMICO RICLASSIFICATO

			Variazione primo
		Primo	Semestre 2005
	Primo	semestre 2004	primo semestre 2004
	semestre 2005	pro-forma (1)	pro-forma
	(€/mil)	(€/mil)	(%)
Margine di interesse	750,6	691,3	+8,58
Commissioni nette su servizi	706,9	676,9	+4,43
Risultato da cessione di crediti e attività finanziarie detenute fino a
scadenza e riacquisto di passività finanziarie	4,2	0,8	n.s
Risultato netto delle altre attività e passività finanziarie	80,6	74,7	+7,90
Dividendi su partecipazioni	693,7	719,4	-3,57
Margine di intermediazione lordo	2.236,0	2.163,1	+3,37
Rettifiche di valore nette per deterioramento di crediti	-118,6	-95,9	+23,67
Rettifiche di valore nette per deterioramento di altre attività finanziarie	-1,1	-50,5	-97,82
Margine di intermediazione netto	2.116,3	2.016,7	+4,94
Spese per il personale	-681,5	-716,1	-4,83
Altre spese amministrative	-411,0	-400,3	+2,67
Rettifiche di valore nette su attività materiali e immateriali	-155,3	-151,5	+2,51
- Spese di funzionamento	-1.247,8	-1.267,9	-1,59
Altri proventi (oneri) di gestione	217,8	168,2	+29,49
Utili/perdite da partecipazioni	0,5	82,5	-99,39
Utili/perdite da cessione altri investimenti	8,9	-0,2	n.s
Accantonamenti ai fondi per rischi e oneri	-25,5	-13,7	+86,13
Utile dell’operatività corrente	1.070,2	985,6	+8,58
Imposte sul reddito per operatività corrente	-172,2	-133,7	+28,82
Utile delle attività non correnti in via di dismissione al netto delle
Imposte	71,5	n.s
Utile netto	898,0	923,4	-2,75

(1) Sulle modalità di ricostruzione dei dati pro-forma, inclusivi di una stima degli effetti degli IAS 32 e 39, si rimanda a quanto espresso ai punt 1.2 e 2.2.

SANPAOLO IMI SPA

STATO PATRIMONIALE RICLASSIFICATO

			Variazione
		31/12/2004	30/6/2005
	30/6/2005	(1)	31/12/2004
	(€/mil)	(€/mil)	(%)

ATTIVO
Cassa e disponibilità liquide	480	750	-36,0
Attività finanziarie (diverse dai crediti e da quelle detenute fino alla scadenza)	9.289	8.933	+4,0
Attività finanziarie detenute fino alla scadenza	1.441	1.444	-0,2
Crediti verso banche	42.275	37.986	+11,3
Crediti verso clientela	63.168	58.028	+8,9
Derivati di copertura	1.302	924	+40,9
Partecipazioni	9.467	9.415	+0,6
Attività materiali	1.481	1.562	-5,2
Avviamento	613	565	+8,5
Altre attività immateriali	195	229	-14,8
Attività fiscali	1.939	2.201	-11,9
Altre attività	3.073	2.808	+9,4
Totale dell’attivo	134.723	124.845	+7,9

PASSIVO E PATRIMONIO NETTO
Debiti verso banche	41.832	37.130	+12,7
Debiti verso clientela	47.018	44.258	+6,2
Titoli in circolazione	25.431	23.795	+6,9
Passività finanziarie di negoziazione	2.262	2.430	-6,9
Derivati di copertura	849	885	-4,1
Adeguamento di valore delle passività finanziarie oggetto di copertura generica (+/-)	15	10	+50,0
Passività fiscali	178	184	-3,3
Altre passività	5.076	4.164	+21,9
Fondi per rischi e oneri (2)	1.428	1.437	-0,6
Patrimonio netto	10.634	10.552	+0,8
Totale del passivo e del patrimonio netto	134.723	124.845	+7,9

(1) Saldi IAS compliant (c.d. full IAS) inclusivi degli effetti della transizione agli IAS 32 e 39 (strumenti finanziari).

(2) Include il TFR pari ad euro 474 milioni al 30.6.2005 e ad euro 476 milioni al 31.12.2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.

By:	/s/ James Ball
Name: James Ball
Title: Head of International Strategy, London Branch

Date: September 28, 2005